Exhibit 99.1

For immediate release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Concerning Forward-Looking Statements” later in this news release.

Bell Announces Cash Tender Offers for Five Series of Debt Securities

MONTRÉAL, March 17, 2025 – Bell Canada (“Bell” or the “Company”) today announced the commencement of separate offers (the “Offers”) to purchase for cash any and all of the five series of outstanding notes of the series listed in the table below (collectively, the “Notes”), up to a maximum of US$750,000,000 aggregate Total Consideration (as defined below). Subject to the Maximum Purchase Condition (as defined below), the series of Notes that are purchased in the Offers will be based on the acceptance priority levels (each, an “Acceptance Priority Level”) set forth in the table below. If a given series of Notes is accepted for purchase pursuant to the Offers, all Notes of that series that are validly tendered will be accepted for purchase. No series of Notes will be subject to proration pursuant to the Offers.

The Offers are made upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 17, 2025 relating to the Notes (the “Offer to Purchase”) and the notice of guaranteed delivery attached as Appendix A thereto (the “Notice of Guaranteed Delivery” and, together with the Offer to Purchase, the “Tender Offer Documents”). The Notes are unconditionally guaranteed as to payment of principal, interest and other obligations by BCE Inc. (“BCE”), Bell Canada’s parent company. Capitalized terms used but not defined in this news release have the meanings given to them in the Offer to Purchase.

Acceptance Priority Level(1)	Title of Notes	Principal Amount Outstanding (in millions)	CUSIP / ISIN Nos. (2)	Reference Security(3)	Bloomberg Reference Page(3)	Fixed Spread (Basis Points)(3)
1	3.200% Series US-6 Notes due 2052	US$650	0778FP AH2 / US0778FPAH21	4.500% U.S. Treasury due November 15, 2054	FIT1	+100
2	3.650% Series US-7 Notes due 2052	US$750	0778FP AJ8 / US0778FPAJ86	4.500% U.S. Treasury due November 15, 2054	FIT1	+103
3	3.650% Series US-4 Notes due 2051	US$500	0778FP AF6 / US0778FPAF64	4.500% U.S. Treasury due November 15, 2054	FIT1	+103
4	2.150% Series US-5 Notes due 2032	US$600	0778FP AG4 / US0778FPAG48	4.625% U.S. Treasury due February 15, 2035	FIT1	+65
5	4.300% Series US-2 Notes due 2049	US$600	0778FP AB5 / US0778FPAB50	4.500% U.S. Treasury due November 15, 2054	FIT1	+115

(1)

Subject to the satisfaction or waiver by the Company of the conditions of the Offers described in the Offer to Purchase, if the Maximum Purchase Condition is not satisfied with respect to all series of Notes, the Company will accept Notes for purchase in the order of their respective Acceptance Priority Level specified in the table above (each, an “Acceptance Priority Level,” with 1 being the highest Acceptance Priority Level and 5 being the lowest Acceptance Priority Level). It is possible that a series of Notes with a particular Acceptance Priority Level will not be accepted for purchase even if one or more series with a higher or lower Acceptance Priority Level are accepted for purchase.

(2)	No representation is made by the Company as to the correctness or accuracy of the CUSIP numbers or ISINs listed in this news release or printed on the Notes. They are provided solely for convenience.
(3)

The total consideration for each series of Notes (such consideration, the “Total Consideration”) payable per each US$1,000 principal amount of such series of Notes validly tendered for purchase will be based on the applicable fixed spread specified in the table above for such series of Notes, plus the applicable yield based on the bid-side price of the applicable U.S. Treasury reference security as specified in the table above, as quoted on the applicable Bloomberg Reference Page as of 2:00 p.m. (Eastern time) on March 24, 2025, unless extended with respect to the applicable Offer (such date and time with respect to an Offer, as the same may be extended with respect to such Offer, the “Price Determination Date”). The Total Consideration does not include the applicable Accrued Coupon Payment (as defined below), which will be payable in cash in addition to the applicable Total Consideration.

The Offers will expire at 5:00 p.m. (Eastern time) on March 24, 2025, unless extended or earlier terminated (such date and time with respect to an Offer, as the same may be extended with respect to such Offer, the “Expiration Date”). Notes may be validly withdrawn at any time at or prior to 5:00 p.m. (Eastern time) on March 24, 2025, unless extended with respect to any Offer.

For Holders who deliver a Notice of Guaranteed Delivery and all other required documentation at or prior to the Expiration Date, upon the terms and subject to the conditions set forth in the Tender Offer Documents, the deadline to validly tender Notes using the Guaranteed Delivery Procedures (as defined in the Offer to Purchase) will be the second business day after the Expiration Date and is expected to be 5:00 p.m. (Eastern time) on March 26, 2025, unless extended with respect to any Offer (the “Guaranteed Delivery Date”).

Settlement for all Notes tendered prior to the Expiration Date or pursuant to a Notice of Guaranteed Delivery will be three business days after the Expiration Date and one business day after the Guaranteed Delivery Date, respectively, which is expected to be March 27, 2025, unless extended with respect to any Offer (the “Settlement Date”).

Upon the terms and subject to the conditions set forth in the Offer to Purchase, Holders whose Notes are accepted for purchase in the Offers will receive the applicable Total Consideration for each US$1,000 principal amount of such Notes in cash on the Settlement Date. Promptly after 2:00 p.m. (Eastern time) on March 24, 2025, the Price Determination Date, unless extended with respect to any Offer, the Company will issue a press release specifying, among other things, the Total Consideration for each series of Notes validly tendered and accepted.

In addition to the applicable Total Consideration, Holders whose Notes are accepted for purchase will receive a cash payment equal to the accrued and unpaid interest on such Notes from and including the immediately preceding interest payment date for such Notes to, but excluding, the Settlement Date (the “Accrued Coupon Payment”). Interest will cease to accrue on the Settlement Date for all Notes accepted in the Offers. Under no circumstances will any interest be payable because of any delay in the transmission of funds to Holders by The Depository Trust Company (“DTC”) or its participants.

The Company’s obligation to complete an Offer with respect to a particular series of Notes validly tendered is conditioned on the satisfaction of conditions described in the Offer to Purchase, including that the aggregate Total Consideration payable for Notes purchased in the Offers (the “Aggregate Purchase Amount”) not exceed US$750,000,000 (the “Maximum Purchase Amount”), and on the Maximum Purchase Amount being sufficient to pay the Total Consideration for all validly tendered and not validly withdrawn Notes of such series (after accounting for all validly tendered Notes that have a higher Acceptance Priority Level) (the “Maximum Purchase Condition”). The Company reserves the right, but is under no obligation, to increase or waive the Maximum Purchase Amount, in its sole discretion subject to applicable law, with or without extending the Withdrawal Date. No assurance can be given that the Company will increase or waive the Maximum Purchase Amount. If Holders tender more Notes in the Offers than they expect to be accepted for purchase based on the Maximum Purchase Amount and the Company subsequently accepts more than such Holders expected of such Notes tendered as a result of an increase of the Maximum Purchase Amount, such Holders may not be able to withdraw any of their previously tendered Notes. Accordingly, Holders should not tender any Notes that they do not wish to be accepted for purchase.

If the Maximum Purchase Condition is not satisfied with respect to each series of Notes, for (i) a series of Notes (the “First Non-Covered Notes”) for which the Maximum Purchase Amount is less than the sum of (x) the Aggregate Purchase Amount for all validly tendered First Non-Covered Notes and (y) the Aggregate Purchase Amount for all validly tendered Notes of all series having a higher Acceptance Priority Level as set forth in the table above (with 1 being the highest Acceptance Priority Level and 5 being the lowest Acceptance Priority Level) than the First Non-Covered Notes, and (ii) all series of Notes with an Acceptance Priority Level lower than the First Non-Covered Notes (together with the First Non-Covered Notes, the “Non- Covered Notes”), the Company may, at any time on or prior to the Expiration Date:

(a)

terminate an Offer with respect to one or more series of Non-Covered Notes for which the Maximum Purchase Condition has not been satisfied, and promptly return all validly tendered Notes of such series, and any other series of Non-Covered Notes, to the respective tendering Holders; or

(b)

waive the Maximum Purchase Condition with respect to one or more series of Non-Covered Notes and accept all Notes of such series, and of any series of Notes having a higher Acceptance Priority Level, validly tendered; or

(c)	if there is any series of Non-Covered Notes with a lower Acceptance Priority Level than the First Non-Covered Notes for which:

(i)	the Aggregate Purchase Amount necessary to purchase all validly tendered Notes of such series, plus

(ii)

the Aggregate Purchase Amount necessary to purchase all validly tendered Notes of all series having a higher Acceptance Priority Level than such series of Notes, other than any series of Non-Covered Notes that has or have not also been accepted as contemplated by this clause (c), is equal to, or less than, the Maximum Purchase Amount, accept all validly tendered Notes of all such series having a lower Acceptance Priority Level, until there is no series of Notes with a higher or lower Acceptance Priority Level to be considered for purchase for which the conditions set forth above are met.

It is possible that a series of Notes with a particular Acceptance Priority Level will fail to meet the conditions set forth above and therefore will not be accepted for purchase even if one or more series with a higher or lower Acceptance Priority Level are accepted for purchase.

For purposes of determining whether the Maximum Purchase Condition is satisfied, the Company will assume that all Notes tendered pursuant to the Guaranteed Delivery Procedures will be duly delivered at or prior to the Guaranteed Delivery Date and the Company will not subsequently adjust the acceptance of the Notes in accordance with the Acceptance Priority Levels if any such Notes are not so delivered. The Company reserves the right, subject to applicable law, to waive the Maximum Purchase Condition with respect to any Offer.

The Offers are subject to the satisfaction of these and certain other conditions as described in the Offer to Purchase. The Company reserves the right, subject to applicable law, to waive any and all conditions to any Offer. If any of the conditions is not satisfied, the Company is not obligated to accept for payment, purchase or pay for, and may delay the acceptance for payment of, any tendered notes, in each event subject to applicable laws, and may terminate or alter any or all of the Offers. The Offers are not conditioned on the tender of any aggregate minimum principal amount of Notes of any series (subject to minimum denomination requirements as set forth in the Offer to Purchase).

The Company has retained RBC Capital Markets, LLC, Mizuho Securities USA LLC and Wells Fargo Securities, LLC to act as lead dealer managers (the “Dealer Managers”) for the Offers. Questions regarding the terms and conditions for the Offers should be directed to RBC Capital Markets, LLC at +1 (877) 381-2099 (toll-free) or +1 (212) 618-7843 (collect), Mizuho Securities USA LLC at +1 (866) 271-7403 (toll-free) or +1 (212) 205-7741 (collect) or Wells Fargo Securities, LLC at +1 (866) 309-6316 (toll-free) or +1 (704) 410-4235 (collect).

D.F. King & Co., Inc. will act as the Information and Tender Agent for the Offers. Questions or requests for assistance related to the Offers or for additional copies of the Offer to Purchase may be directed to D.F. King & Co., Inc. in New York by telephone at +1 (212) 269-5550 (for banks and brokers only) or +1 (800) 967-5084 (for all others toll-free), or by email at bell@dfking.com. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offers. The Tender Offer Documents can be accessed at the following link: www.dfking.com/bell.

If the Company terminates any Offer with respect to one or more series of Notes, it will give prompt notice to the Information and Tender Agent, and all Notes tendered pursuant to such terminated Offer will be returned promptly to the tendering Holders thereof. With effect from such termination, any Notes blocked in DTC will be released.

Holders are advised to check with any bank, securities broker or other intermediary through which they hold Notes as to when such intermediary would need to receive instructions from a beneficial owner in order for that Holder to be able to participate in, or withdraw their instruction to participate in the Offers before the deadlines specified herein and in the Offer to Purchase. The deadlines set by any such intermediary and DTC for the submission and withdrawal of tender instructions will also be earlier than the relevant deadlines specified herein and in the Offer to Purchase.

This news release is for informational purposes only. This news release is not an offer to purchase or a solicitation of an offer to sell any Notes or any other securities of BCE, the Company or any of their subsidiaries. The Offers are being made solely pursuant to the Offer to Purchase. The Offers are not being made to Holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In any jurisdiction in which the securities or “blue sky” laws require the Offers to be made by a licensed broker or dealer, the Offers will be deemed to have been made on behalf of the Company by the Dealer Managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

No action has been or will be taken in any jurisdiction that would permit the possession, circulation or distribution of either this news release, the Offer to Purchase or any material relating to us or the Notes in any jurisdiction where action for that purpose is required. Accordingly, neither this news release, the Offer to Purchase nor any other offering material or advertisements in connection with the Offers may be distributed or published, in or from any such country or jurisdiction, except in compliance with any applicable rules or regulations of any such country or jurisdiction.

Caution Concerning Forward-looking Statements

Certain statements made in this news release are forward-looking statements, including, but not limited to statements regarding the terms and timing for completion of the Offers, including the acceptance for purchase of any Notes validly tendered and the expected Expiration Date and Settlement Date thereof; and the satisfaction or waiver of certain conditions of the Offers. All such forward-looking statements are made pursuant to the “safe harbour” provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. These statements are not guarantees of future performance or events and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Forward-looking statements are provided herein for the purpose of giving information about the proposed Offers. Readers are cautioned that such information may not be appropriate for other purposes. The Company’s obligation to complete an Offer with respect to a particular series of Notes validly tendered is conditioned on the satisfaction of conditions described in the Offer to Purchase, including the Maximum Purchase Condition. Accordingly, there can be no assurance that repurchases of the Notes under the Offers will occur at all or at the expected time indicated in this news release.

About Bell

Bell is Canada’s largest communications company1, providing advanced broadband Internet, wireless, TV, media and business communication services. Founded in Montréal in 1880, Bell is wholly owned by BCE. To learn more, please visit Bell.ca or BCE.ca.

Through Bell for Better we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities. This includes the Bell Let’s Talk initiative, which promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace leadership initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.

[1]	Based on total revenue and total combined customer connections

Media Inquiries:

Ellen Murphy

media@bell.ca

Investor Inquiries:

Richard Bengian

richard.bengian@bell.ca